Exhibit 99.2
PETROFLOW ENERGY LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2008

OVERVIEW AND HIGHLIGHTS
The Company was very active in 2008. The Company spent $80 million on drilling, facilities and equipment and infrastructure during 2008.
The Company continues to concentrate its capital expenditures in Oklahoma. It drilled 30 wells in 2008 compared to 24 wells in 2007, all in Oklahoma. The Company put 30 wells on production.
The Company’s production volumes grew by 91% in 2008 to an average of 2,633 boe per day from the 2007 average of 1,382 boe per day. On a per share, basis average production increased by 74%. Production revenue increased by 149% as a result of the increase in production volumes and a 30% increase in commodity prices for the year.
The Company’s interest in the Juniper project, located in the San Juan basin was sold in May 2008 for net proceeds of US $28 million.
Petroflow’s team continued to achieve low finding, development, and acquisition (FD&A) costs in 2008. The Company added 5.8 million boes to its proven developed reserves. With total capital expenditures in the year of $84 million, this represents FD&A costs of approximately $14.48 per boe. Based on fourth quarter average production of 3,201 boe per day and proved plus probable reserves of 28.1 million boes, Petroflow’s reserve life index was 24.1 years at year end 2008.
Subsequent to year end and in recognition of low commodity prices, Petroflow renegotiated its bank debt covenants to provide greater assurance in meeting its ongoing financial commitments
MANAGEMENT’S DISCUSSION AND ANALYSIS
The following discussion and analysis of the operating and financial results of Petroflow Energy Ltd. (“Petroflow” or the “Company”) is for the year ended December 31, 2008 and is provided by management as of April 22, 2009. It should be read in conjunction with Petroflow’s audited consolidated financial statements and related notes for the years ended December 31, 2008 and 2007. All dollar amounts are presented in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Additional information including the Company’s Annual Information Form may be found on the Company’s website at www.petroflowenergy.com and on the SEDAR web site at www.sedar.com.
FORWARD-LOOKING INFORMATION
This discussion and analysis contains forward-looking information relating to future events. In some cases, forward-looking information can be identified by such words as “anticipate”, “continue”, “estimate”, “except”, “forecast”, “may”, “will”, “project”, “should”, “believe” or similar expressions. In addition, statements relating to “reserves” or “resources” are forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities estimated and can be profitably produced in the future.
These statements represent management’s best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in both the Management’s Discussion and Analysis and in the Company’s Annual Information Form, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.
NON-GAAP MEASURES
This document contains the term “funds from operations” which is a non-GAAP term. The funds from operations measurement is expressed before changes in non-cash working capital and is used by the Company to analyze operations, performance, leverage and liquidity. This term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities or net income (loss) as determined in accordance with GAAP, as an indicator of the Company’s performance. The reconciliation between net loss and funds from operations can be found in the Statements of Cash Flows included in the audited consolidated financial statements noted above. The Company considers funds from operations to be a key measure that demonstrates its ability to generate funds for future growth through capital investment. Funds from operations as presented does not have any standardized meaning prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other entities.
BARREL OF OIL EQUIVALENCY
Natural gas reserves and volumes contained herein are converted to barrels of oil equivalent (“boe”) amounts using a conversion rate of six thousand cubic feet (“mcf”) of natural gas to one barrel (“bbl”) of oil (“6:1”). The term “barrels of oil equivalent” may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead. The reader should be aware that historical results are not necessarily indicative of future performance.
FINANCIAL STRATEGY IN THE CURRENT ECONOMIC ENVIRONMENT
The current global economic and financial crisis has reduced liquidity in financial markets, restricted access to financing and caused significant demand destruction for commodities and lower pricing. These have affected the economy starting in the fourth quarter of 2008 and continue to impact the performance of the economy going forward.
In this environment, management has prudently reduced capital spending in 2009 and is reviewing and implementing cost containment and efficiency opportunities throughout the Company. As at December 31, 2008, the Company had an available unused committed bank credit facility in the amount of US $26.8 million (US $4.2 million as at April 22, 2009). We are managing our credit facilities and access to credit markets in order to enhance our liquidity in the coming year.
SELECTED ANNUAL INFORMATION

(Dollars, except share and per share amounts)	2008	2007	2006

Oil and natural gas sales	54,715,516	21,993,334	8,699,242

Net Income (loss)	4,290,179	(6,787,325)	(6,336,018)
Per share — Basic	0.15	(0.25)	(0.25)
Diluted	0.13	(0.25)	(0.25)
Total assets	195,110,189	103,029,282	66,109,107
Working capital deficiency (1)	(26,221,517)	(16,936,728)	(33,250,770)
Capital expenditures	84,015,681	56,026,844	43,138,253
Total long term debt (2)	116,835,958	60,776,518	5,459,805

(Dollars, except share and per share amounts)	2008	2007	2006

Funds from operations	12,648,752	1,023,801	(2,872,456)
Per share — Basic	0.43	0.04	(0.12)
Diluted	0.40	0.04	(0.12)
Common shares outstanding	29,571,094	29,242,344	24,858,902

Basic weighted average common shares outstanding	29,421,768	26,815,379	23,293,792

(1)	Working capital excludes derivative contracts

(2)	Includes the long-term portion of the obligation under capital lease, fair value of financial instruments, long term debt and the asset retirement obligation
Petroflow’s growth has been driven through strategic acquisitions and the subsequent development predominantly of its Oklahoma properties. In 2004, the Company’s operations were located exclusively in Canada (Alberta) in the Westlock and Chamberlain (sold in June 2004) areas. In 2005, the Company acquired a working interest in the Garrington area of Alberta, as well as in the Juniper, Brittany and Midland properties in the USA. In January 2006, the Company entered into the farm-in agreement with Enterra Energy Trust (“Enterra”) in Oklahoma and commenced drilling in March 2006. Petroflow’s growth since commencement of the farm-in agreement has predominantly come from its drilling activity in Oklahoma.
Over 80% of the Company’s 2008 production was natural gas and natural gas liquids, resulting in the Company’s revenues and earnings closely tracking changes in natural gas pricing. The Company has entered into financial derivative contracts to help manage commodity price fluctuations resulting in more predictable cash flow.
With the large production volume increases from 2004 to 2008, the Company has experienced a consistent increase in revenues, total assets, and capital expenditures. As the Company is actively growing and having to make substantial capital expenditures, the net earnings, long term debt and funds from operations balances have also been increasing year over year.
OVERALL PERFORMANCE
The Company was very active in 2008. The Company spent $46 million on drilling, $24 million on facilities, equipment, land and other assets, and $14 million on assets under capital leases during 2008. In 2007 the Company spent $37 million on drilling, $12 million on facilities, equipment land and other assets, and $7 million on assets under capital leases. The Company funded part of its 2008 drilling program through the sale of its non core asset in New Mexico for net proceeds of US $28 million. In 2007, a non-core asset sale generated US $1.8 million.
The Company continues to concentrate 100% of its capital expenditures in Oklahoma. It drilled 30 wells in 2008 compared to 24 wells in 2007. The Company put 30 wells on production in 2008, compared to 24 wells in 2007. In the fourth quarter, the Company drilled 9 wells and put 8 wells on production in 2008 compared to drilling 8 wells and putting 7 wells on production in 2007.
The Company’s production volumes grew by 91% in 2008 compared to 2007, due to the additional wells put on production during 2008. In the fourth quarter, production volumes increased 88% compared to 2007 due to the additional wells on production in the fourth quarter. Production revenue increased by 149% as a result of the increase in production volumes, a 29% increase in natural gas and natural gas liquids prices, and a 40% increase in crude oil prices. For the fourth quarter, production revenue increased by 96% as a result of increased production volumes, and 9% increase in natural gas and natural gas liquid prices, slightly offset by a 6% decrease in crude oil prices.

Oklahoma
The Hunton resource play in the State of Oklahoma is the Company’s primary asset and opportunity for future growth. Petroflow’s focus during 2008 was on drilling opportunities located on the area of mutual interest lands acquired by Petroflow under the terms of the farm-in agreement with Enterra Energy Trust (“Enterra”). Under the terms of this agreement, the Company has the right to drill wells on the basis of paying, as a percentage of Enterra’s working interest, 100% of the capital costs in the property to earn a 70% working interest. These percentages are proportional to Enterra’s working interest on a property by property basis, and generally result in the Company paying about 80% of total costs to earn a 56% net working interest. The Company’s right to drill is subject to meeting minimum drilling commitments. These commitments include maintaining a two rig running commitment or drilling not less than thirty wells during any twenty-month period beginning January 1, 2008 (subject to normal force majeure clauses). The Company is the operator during the drilling and tie-in process, with Enterra taking over operatorship once each well is put on production.
In December 2005, the Company purchased a working interest in certain wells drilled on the Brittany property located in Oklahoma. In June 2007, the Company sold this property for total proceeds of US $1.8 million.
New Mexico
The San Juan basin is one of the largest coal bed methane producing areas in North America and is situated in New Mexico. The Company’s interest in the Juniper project, located in this basin, was purchased in August of 2005. The Company developed this property during the course of its ownership and in May 2008, sold this property for net proceeds of US $28 million.
Texas
The Company purchased an operated oil producing property in the Permian Basin in Midland, Texas, in December of 2005. There was no drilling on this property during 2008. The Permian Basin in Midland is considered to be a steady cash flow property and has a positive impact on the Company’s overall operations.
Canada (Alberta)
Capital expenditures in Canada were limited to further testing of the Company’s two potential coal bed methane wells. These wells remain prospective at this time.
RESULTS OF OPERATIONS
Petroleum and Natural gas sales
(Production volumes, commodity prices and revenues)

	Three months ended December 31,			Year ended December 31,
	2008	2007	% Change	2008	2007	% Change

Total Average Volume
Crude oil (bbls)	45,453	23,495	93%	159,461	94,189	69%
Natural gas & natural gas liquids (mcf)	1,494,062	798,476	87%	4,825,051	2,461,311	96%

Total (boe)	294,463	156,574	88%	963,636	504,408	91%

	Three months ended December 31,			Year ended December 31,
	2008	2007	% Change	2008	2007	% Change

Daily Sales Volumes — Average
Crude oil (bbls/day)	494	255	94%	436	258	69%
Natural gas & natural gas liquids (mcf/day)	16,240	8,679	87%	13,183	6,743	96%

Total (boe/day)	3,201	1,702	88%	2,633	1,382	91%

Average Prices

Crude Oil ($/bbl)	83.70	89.12	(6%)	105.42	75.35	40%
Natural gas & natural gas liquids ($/mcf)	5.81	5.34	9%	7.86	6.05	29%

$/ boe	42.40	40.63	4%	56.78	43.60	30%

Average Benchmark Prices

Average exchange rate: US$ to CDN$	0.83	1.02	(19%)	0.94	0.94	0%
WTI (US$/bbl)	58.33	90.71	(36%)	99.60	72.30	38%
Edmonton Light ($/bbl)	63.94	76.35	(16%)	102.20	72.80	40%
NYMEX (US$/mmbtu)	6.94	6.97	(0%)	8.85	6.95	27%
AECO natural gas ($/GJ)	6.79	5.69	19%	8.15	6.15	33%

Revenue

Crude Oil	$3,804,247	$2,093,933	82%	$16,810,166	$7,097,147	137%
Natural gas & natural gas liquids	8,680,930	4,267,201	103%	37,905,350	14,896,187	154%

Total oil & natural gas revenues	$12,485,177	$6,361,134	96%	$54,715,516	$21,993,334	149%

Sales volumes for the year ended December 31, 2008, increased by 91% over the year ended December 31, 2007, primarily due to the successful drilling program in Oklahoma.
Sales volumes for the three months ended December 31, 2008, increased by 88% over the three months ended December 31, 2007, primarily due to the successful drilling program in Oklahoma.
Crude oil commodity prices for the year ended December 31, 2008, increased by 40% over the year ended December 31, 2007. This increase is consistent with movement and trend that WTI had for 2008.
Crude oil commodity prices for the three months ended December 31, 2008 decreased 6% over the year ended December 31, 2007. This decrease is less than the corresponding decrease in WTI, due to the price appreciation in Canadian dollar commodity prices which is attributed to the decline in the value of the Canadian dollar.
Natural gas and natural gas liquids commodity prices for the year ended December 31, 2008, increased by 29% over the year ended December 31, 2007. This increase is consistent with the movement and trend that NYMEX had for 2008.
Natural gas and natural gas liquids commodity prices for the three months ended December 31, 2008, increased by 9% over the three months ended December 31, 2007. The percentage increase is greater than that of NYMEX, which is priced in US dollars. The price appreciation in Canadian dollars is attributable to the decline in the value of the Canadian dollar, which more than offset higher than usual wellhead price differentials in Oklahoma. These higher differentials were caused by an influx of gas from the Rocky Mountains into the sales market, traditionally serviced by Oklahoma production, in the late fall of 2008. Natural gas produced in Oklahoma is usually subject to a basis differential, historically in the range of 10% to 15% of NYMEX. Beginning at the start of the fourth quarter, the basis differential in Oklahoma exceeded historical norms by approximately US $2.00 per mmbtu. This basis differential is expected to gradually return to historical norms by early summer 2009.

In early 2008, Petroflow negotiated two new natural gas and natural gas liquid sales contracts in Oklahoma. The result of these new contracts is that the Company will be paid separately for its natural gas liquids, on a phased in basis, and will receive higher prices than under the old contracts.
Revenues for the year ended December 31, 2008 were $54.7 million compared to $22.0 million in 2007, representing an increase of $32.7 million or 149%. This increase in revenue is mostly attributable to a 91% increase in yearly production volumes due to the Company’s successful drilling program in Oklahoma. Also included in the increase in revenue is a 30% increase in commodity prices in 2008 compared to 2007.
Revenues for the three months ended December 31, 2008 were $12.5 million compared to $6.4 million in 2007, representing an increase of $6.1 million or 96%. This increase in revenue is mostly attributable to an 88% increase in the fourth quarter production volumes due to the Company’s successful drilling program in Oklahoma. Also included in the increase in revenue is a 4% increase in commodity prices in the fourth quarter of 2008 compared to the fourth quarter of 2007.
On July 22, 2008, SemGroup L.P. one of the Company’s petroleum and natural gas marketers announced that it and certain of its North American subsidiaries had filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code as well as an application for creditor protection under the Companies’ Creditors Arrangement Act in Canada. Petroflow has a maximum potential exposure of $4.4 million up to the date of the SemGroup petition in respect of uncollected revenues. This account receivable arose from a majority of the oil production volumes and 20% of the natural gas volumes sold to SemCrude, L.P. and SemGas, L.P. subsidiaries of SemGroup, L.P.,(“SemGroup”) for the marketing of a portion of Petroflow’s production. Petroflow’s management has retained legal counsel and continues to have discussions with SemGroup and its Monitor to best manage and resolve this matter.
During 2008, the Company recorded $2.2 million provision for doubtful receivables based on the Company’s estimate of uncollectible amounts from SemGroup. The Company continues to sell natural gas to SemGas, with the collection of revenues assured by revolving letters of credit from SemGas’s banker. During August 2008, the Company began to sell its oil to another petroleum and natural gas marketer.
Derivative Instruments

	Three months ended December 31,			Year ended December 31,
	2008	2007	%Change	2008	2007	% Change

Unrealized gain (loss)	$6,780,352	$(562,197)	1,306%	$7,300,422	$(454,062)	1,708%
Realized gain (loss)	47,245	(259,434)	118%	(1,517,232)	(259,056)	(486%)

Per boe	$23.19	$(5.25)	542%	$6.00	$(1.41)	526%

During 2008 and 2007, the Company utilized a variety of financial instruments including collars and puts to protect itself against downward commodity price movements while providing an opportunity for some participation during periods of rising prices.
The Company incurred a total unrealized gain for the year ended December 31, 2008 of $7.3 million compared to a loss of $0.5 million in 2007. The unrealized gain for the year ended December 31, 2008 consisted of $2.4 million for crude oil contracts and $4.9 million for natural gas contracts.

The Company incurred a total unrealized gain for the three months ended December 31, 2008 of $6.8 million compared to a loss of $0.6 million in 2007. The unrealized gain for the three months ended December 31, 2008 consisted of $2.5 million for crude oil contracts and $4.3 million for natural gas contracts.
Further information regarding financial instrument contracts can be found in Note 12 to the consolidated financial statements.
Royalties

	Three months ended December 31,			Year ended December 31.
	2008	2007	%Change	2008	2007	% Change

Royalties	$2,781,961	$1,478,196	88%	$11,837,460	$4,930,874	140%
% of Sales	22%	23%		22%	22%

Per boe	$9.45	$9.44	0%	$12.28	$9.78	26%

Royalties, which include severance taxes, for the year ended December 31, 2008 were $11.8 million compared to $4.9 million in 2007, representing an increase of $6.9 million or 140%. As a percentage of revenues, the average royalty rate for the year ended December 31, 2008 was 22%, consistent with 2007.
Royalties, which include severance taxes, for the three months ended December 31, 2008 were $2.8 million compared to $1.5 million in 2007, representing an increase of $1.3 million or 88%.
As a percentage of revenues, the average royalty rate for the three months ended December 31, 2008 was 22% compared to 23% for the three months ended December 31, 2007.
In Oklahoma, the Company receives a rebate of severance taxes on all of its production from horizontal wells. The severance rebate amounts to approximately 6% of sales in Oklahoma. All horizontal wells drilled in Oklahoma and put on production prior to July 1, 2009 are eligible for the rebate for a period of four years from commencement of production from the applicable well subject to reaching economic payout of the capital costs of the Company’s overall Oklahoma horizontal well drilling program.
In response to industry concerns regarding the Alberta New Royalty Framework (the “Framework”), on April 10, 2008 the Government of Alberta announced two new royalty programs designed to encourage the continued development of deep oil and gas reserves. The new royalty programs are not expected to have an impact on the Company as only 2% of the Company’s sales are earned in Alberta.
Operating and Transportation Expenses

	Three months ended December 31,			Year ended December 31.
	2008	2007	%Change	2008	2007	% Change

Operating expenses	$3,826,398	$2,240,913	71%	$11,018,376	$6,167,758	79%

Per boe	$12.99	$14.31	(9%)	$11.43	$12.23	(7%)

Transportation costs	$6,221	$99,548	(94%)	$206,645	$268,161	(23%)

Per boe	$0.02	$0.64	(97%)	$0.21	$0.53	(60%)

Operating expenses for the year ended December 31, 2008, on a unit-of-production basis, were $11.43 per boe compared to $12.23 per boe in 2007, representing a decrease of $0.80 per boe or 7%. This was primarily due to an increase in production volumes resulting from the successful drilling program in Oklahoma. Total operating expenses in 2008 were $11.0 million compared to $6.2 million in 2007.
Operating expenses for the three months ended December 31, 2008, on a unit-of-production basis, were $12.99 per boe compared to $14.31 per boe in 2007, representing a decrease of $1.32 per boe or 9%. This was primarily due to an increase in production volumes resulting from the successful drilling program in Oklahoma. Total operating expenses were $3.8 million for the three months ended December 31, 2008 compared to $2.2 million for the three months ended December 31, 2007.
Transportation expenses for the year ended December 31, 2008, on a unit-of-production basis, were $0.21 per boe compared to $0.53 per boe in 2007, representing a decrease of $0.32 per boe or 60%. This was primarily due to the sale of the New Mexico property on May 22, 2008. Total transportation expenses for the year ended December 31, 2008 were $0.2 million compared to $0.3 million in 2007.
Transportation expenses for the three months ended December 31, 2008, on a unit-of-production basis, were $0.02 per boe compared to $0.64 per boe in 2007, representing a decrease of $0.62 per boe or 97%. This was primarily due to the sale of the New Mexico property on May 22, 2008. Total transportation expenses for the three months ended December 31, 2008 were $0.006 million compared to $0.1 million for the three months ended December 31, 2007.
Depletion, Depreciation and Accretion

	Three months ended December 31,			Year ended December 31.
	2008	2007	%Change	2008	2007	% Change

Depletion and depreciation	$3,305,901	$1,926,364	72%	$10,333,337	$5,940,961	74%
Accretion on asset retirement obligation	26,028	(19,089)	236%	63,360	75,937	(17%)

	$3,331,929	$1,907,275	75%	$10,396,697	$6,016,898	73%

Per boe	$11.32	$12.18	(7%)	$10.79	$11.93	(10%)

Write-down of property and equipment	$—	$—	—	$1,015,950	$—	100%

Per boe	$—	$—	—	$1.05	$—	100%

Depletion, depreciation and accretion for the year ended December 31, 2008, on a unit-of-production basis, was $10.79 per boe compared to $11.93 per boe for the year ended December 31, 2007, representing a decrease of $1.14 per boe or 10%. This decrease was the result of reserve levels increasing relative to production volumes during 2008. Total proved reserves increased by 5.5 million boe, or 33% from December 31, 2007 to December 31, 2008.
Total depletion and depreciation for the year ended December 31, 2008 was $10.3 million compared to $5.9 million for the year ended December 31, 2007, representing an increase of $4.4 million or 74%, predominantly due to higher production volumes. Accretion expense for the year ended December 31, 2008, was $0.06 million compared to $0.08 million for the year ended December 31, 2007, representing a decrease of $0.02 million or 17%. The decrease in accretion expense was the result of the sale of the New Mexico property and an increase in estimated reserve life. This is offset by the increase in the estimated reclamation costs for certain wells.
Depletion, depreciation and accretion, on a unit-of-production basis, for the three months ended December 31, 2008, was $11.32 per boe compared to $12.18 per boe for the three months ended December 31, 2007, representing a decrease of $0.86 per boe or 7%. This decrease was the result of reserve levels increasing relative to production volumes during the fourth quarter of 2008.
Total depletion and depreciation expense for the three months ended December 31, 2008 was $3.3 million compared to $1.9 million for the three months ended December 31, 2007, representing an increase of $1.4 million or 72%. Accretion expense for the three months ended December 31, 2008 was $0.03 million compared to a credit of $0.02 million in 2007, representing an increase of $0.05 million or 236%. The increase in accretion expense was the result of the increase in the estimated reclamation costs for certain wells. This is offset by an increase in estimated reserve life.
The Company incurred a $1.0 million write-down of property and equipment in the second quarter of 2008. The write-down of property and equipment was the result of downward reserve adjustments in Canada only.
General and Administrative Expenses

	Three months ended December 31,			Year ended December 31.
	2008	2007	%Change	2008	2007	% Change

General and administrative	$2,712,367	$1,740,974	56%	$9,825,217	$5,101,582	93%

Per boe	$9.21	$11.12	(17%)	$10.20	$10.11	1%

General and administrative	$2,712,367	$1,740,974	56%	$9,825,217	$5,101,582	93%
One-time costs:
Non-cash issuance of Common shares	—	—	—	(708,000)	—	—
Bonuses	—	—	—	(1,000,000)	—	—
Non-recurring costs	—	—	—	(700,000)	—	—

	$2,712,367	$1,740,974	56%	$7,417,217	$5,101,582	65%

Per boe without one-time costs	$9.21	$11.12	(17%)	$7.70	$10.11	(14%)

General and administrative expense on a unit-of-production basis for the year ended December 31, 2008, were $10.20 per boe compared to $10.11 per boe for year ended December 31, 2007, representing an increase of $0.09 per boe or 1%. The increase in general and administrative expense is mainly the result of increased personnel, compensation levels and certain onetime costs.
Total general and administrative expenses for the year ended December 31, 2008 were $9.8 million compared to $5.1 million for the year ended December 31, 2007. Included in general and administrative costs for the year ended December 31, 2008 are $0.7 million non-cash charge respecting the issuance of common shares to directors for compensation incurred in July 2008 and $1.0 million associated with management bonuses incurred in June 2008 relating to the sale of the Company’s interest in the Juniper project, sold in May 2008. Also, included is $0.7 million in one-time expenses for non-recurring fees related to the 40-F registration statement of the Company and its listing on the American Stock Exchange during the month of July 2008, including compliance requirements, audit fees, legal fees, consulting services and other related charges.

General and administrative expenses on a unit-of-production basis for the three months ended December 31, 2008, were $9.21 per boe compared to $11.12 per boe for the three months ended December 31, 2007, representing a decrease of $1.91 per boe or 17%. This is mainly the result of increased production volumes for the period. Total general and administrative expenses, for the three months ended December 31, 2008, were $2.7 million compared to $1.7 million for the three months ended December 31, 2007.
Stock Based Compensation

	Three months ended December 31,			Year ended December 31.
	2008	2007	%Change	2008	2007	% Change

Stock based compensation	$510,095	$523,712	(3%)	$3,172,349	$1,261,763	151%

Per boe	$1.73	$3.34	(48%)	$3.29	$2.50	32%

Total stock based compensation expense for the year ended December 31, 2008, was $3.2 million compared to $1.3 million for the year ended December 31, 2007. The significant increase is the result of the Company amending its stock option plan on July 10, 2008, relating to the vesting provisions of all of its Option Agreements previously issued to employees, officers and directors. The options are exercisable pursuant to the following vesting schedule, 1/3 on the date of the grant, 1/3 on the 1st anniversary of the date of the grant and 1/3 on the 2nd anniversary of the date of the grant. The effect of this amended stock option plan added $1.8 million towards the expense for the year ended December 31, 2008. Total compensation expense was determined based on the original grant date fair value plus any incremental fair value calculated as the excess of the fair value of the new modified award over the fair value of the original award at the modification date. In addition to this amendment, the Company issued 672,000 stock options at prices from $1.80 to $7.08 of which 217,760 vested at the time of grant, contributing $1.4 million towards the expense. 228,750 options were exercised and 20,850 options were cancelled for the year ended December 31, 2008.
Total stock based compensation expense for the three months ended December 31, 2008 was $0.5 million, consistent with the three months ended December 31, 2007. The small decrease is the result of 3,700 options exercised in the period.
Interest Expense

	Three months ended December 31,			Year ended December 31.
	2008	2007	%Change	2008	2007	% Change

Interest expense and financing expense	$1,567,271	$1,317,894	19%	$6,101,430	$4,314,555	41%
Average interest rate	5.75%	9.85%	(42%)	6.66%	7.92%	(16%)

Per boe	$5.32	$8.42	(37%)	$6.33	$8.55	(26%)

Interest expense on a unit-of-production basis for the year ended December 31, 2008 was $6.33 per boe compared to $8.55 per boe for year ended December 31, 2007, representing a decrease of $2.22 per boe or 26%. The decrease for interest expense is the result of a significant increase in production volumes and a decrease in interest rates. However, the decrease in interest expense is offset by an increase in debt levels throughout the year, reflecting the production growth of the Company. Total interest expense for the year ended December 31, 2008 was $6.1 million, compared to $4.3 million for the year ended December 31, 2007.
Interest expense on a unit-of-production basis for the three months ended December 31, 2008, was $5.32 per boe compared to $8.42 per boe for the three months ended December 31, 2007,

representing a decrease of $3.10 per boe or 37%. The variance was mainly the result of increased production volumes and decreased interest rates for the period. However, the decrease in interest expense was offset by an increase in debt levels throughout the period, reflecting the production growth of the Company. Total interest expense for the three months ended December 31, 2008, was $1.6 million compared to $1.3 million for the three months ended December 31, 2007.
The Company’s debt consists of senior debt facilities provided by a syndicate of U.S. banking institutions and capital leases provided by the Company’s working interest partner in Oklahoma. The interest rates charged by the banks are LIBOR plus 2% to LIBOR plus 4%. The annual interest rate charged on the capital leases is 12%.
Income Taxes

	Three months ended December 31,			Year ended December 31.
	2008	2007	%Change	2008	2007	% Change

Current tax expense	$185,603	$—	100%	$185,603	$—	100%
Future income tax expense	366,000	—	100%	366,000	—	100%

Per boe	$1.87	$—	100%	$0.57	$—	100%

During 2008, the Company recognized current income tax expense of $0.2 million, and at December 31, 2008, the Company had a $0.4 million tax liability. All of which related to the Company’s wholly owned subsidiary North American Petroleum Corporation USA (“NAPCUS”). During 2007, the Company did not recognize a current income tax expense. A valuation allowance was applied to fully offset the income tax assets at December 31, 2007.
For the three months ended December 31, 2008, the Company recognized current income tax expense of $0.2 million and a future income tax expense of $0.4 million all of which related to NAPCUS. During 2007, the Company did not recognize a current income tax expense. A valuation allowance was applied to fully offset the income tax assets at December 31, 2007.
Net Income (Loss) and Cash Flow from Operations

	Three months ended December 31,			Year ended December 31.
	2008	2007	%Change	2008	2007	% Change

Net income (loss)	$3,302,166	$(3,837,080)	186%	$4,290,179	$(6,787,325)	163%
Per share — Basic	0.11	(0.14)	179%	0.15	(0.25)	160%
— Diluted	0.10	(0.14)	171%	0.13	(0.25)	152%

Funds from operations	$729,838	$(1,092,229)	167%	$12,648,752	$1,023,801	1,135%
Per share — Basic	0.02	(0.04)	150%	0.43	0.04	975%
— Diluted	0.02	(0.04)	150%	0.40	0.04	900%

Cash flow from operating activities	$7,294,182	$(6,449,293)	213%	$9,604,755	$680,965	1,310%
Per share — Basic	0.25	(0.22)	214%	0.33	0.03	1000%
— Diluted	0.23	(0.22)	205%	0.30	0.03	900%

The Company earned a net income for the year ended December 31, 2008, of $4.3 million compared to a net loss of $6.8 million for the year ended December 31, 2007; an increase of 163%. Net earnings per share (basic) amounted to $0.15 and $0.13 per share (diluted) for the year ended December 31, 2008, compared to net loss of $0.25 (basic and diluted) per share for the year ended December 31, 2007. This increase is the result of higher revenues resulting from higher commodity prices, production volumes and an unrealized derivative gain of $7.3 million. The increase in net income was offset by the increase in DD&A, including a write-down on Canadian properties and a $2.2 million provision for doubtful accounts receivable recorded for the year ended December 31, 2008.
The Company earned net income for the three months ended December 31, 2008 of $3.3 million compared to a net loss of $3.8 million for the three months ended December 31, 2007; an increase in earnings of 186%. Net earnings per share (basic) amounted to $0.11 and $0.10 per share (diluted) for the three months ended December 31, 2008, compared to a net loss of $0.14 (basic and diluted) per share for the three months ended December 31, 2007. This increase is the result of an unrealized derivative gain of $6.8 million for the three months ended December 31, 2008.
The Company’s funds from operations for the year ended December 31, 2008 were $12.6 million compared to $1.0 million for the year ended December 31, 2007. This represents an increase of 1,135% in funds from operations. Funds from operations were $0.43 per share (basic) and $0.40 per share (diluted) for the year ended December 31, 2008, compared to funds from operations per share basic and diluted amount of $0.04 for the year ended December 31, 2007. This increase is the result of higher revenues resulting from higher commodity prices and production volumes for the year ended December 31, 2008. The increase in funds from operations was offset by a onetime expense incurred relating to the American Stock Exchange listing.
The Company’s funds from operations for the three months ended December 31, 2008, were $0.7 million compared to a use of funds of $1.1 million for the three months ended December 31, 2007; an increase of 167%. Funds from operations per share (basic and diluted) amounted to $0.02 for the three months ended December 31, 2008 compared to ($0.04) per share (basic and diluted) for the three months ended December 31, 2007. This increase is the result of higher production volumes for the three months ended December 31, 2008.
The Company’s cash flow from operating activities for the year ended December 31, 2008, was $9.6 million compared to $0.7 million for the year ended December 31, 2007. This represents an increase of 1,310% in cash flow from operating activities. Cash flow per share amounted to $0.33 (basic) and $0.30 per share (diluted) for the year ended December 31, 2008, compared to $0.03 (basic and diluted) for the year ended December 31, 2007. This increase is the result of higher revenues resulting from higher commodity prices, production volumes and increased fluctuations in operating working capital for the year ended December 31, 2008.
The Company’s cash flow from operating activities for the three months ended December 31, 2008, was $7.3 million compared to a use of cash flow of $6.4 million for the three months ended December 31, 2007. Cash flow per share amounted to $0.25 (basic) and $0.23 per share (diluted) for the three months ended December 31, 2008, compared to ($0.24) (basic and diluted) for the three months ended December 31, 2007. This increase was the result of higher production volumes and increased fluctuations in operating working capital for the three months ended December 31, 2008.
SUMMARY OF QUARTERLY RESULTS

	2008				2007
($ thousands, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Oil and gas sale	12,485	16,618	15,392	10,220	6,361	5,753	5,965	3,915
Funds from operations	730	6,023	2,579	3,317	(1,092)	510	1,491	115
Per share — Basic	0.02	0.19	0.09	0.12	(0.04)	0.02	0.06	0.00
Per share — Diluted	0.02	0.18	0.09	0.12	(0.04)	0.02	0.06	0.00
Net income (loss)	3,302	12,031	(8,884)	(2,159)	(3,792)	(1,271)	74	(1,797)

	2008				2007
($ thousands, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Per share — Basic	0.11	0.41	(0.30)	(0.07)	(0.14)	(0.05)	0.00	(0.07)
Per share — Diluted	0.10	0.39	(0.30)	(0.07)	(0.14)	(0.05)	0.00	0.00
Total assets	195,110	137,143	111,147	120,764	103,029	88,923	82.686	74,873
Working capital (deficiency)	(26,222)	(12,778)	(15,151)	(20,223)	(17,147)	(53,021)	(53,947)	(46,299)

(1)	Working capital excludes derivative contracts
Quarterly Market Benchmark Prices

	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

WTI (US$/bbl)	58.33	118.21	123.95	97.87	90.71	75.39	65.03	58.23
Edmonton Light ($/bbl)	63.94	122.61	126.74	98.16	76.35	80.70	72.62	67.30
NYMEX (US$/mmbtu)	6.94	10.24	10.93	8.93	6.97	6.06	7.56	6.96
AECO natural gas ($/GJ)	6.79	9.49	9.37	7.81	5.69	5.61	7.07	7.07
Average exchange rate:
US$ to Can	$0.83	0.96	0.99	1.00	1.02	0.96	0.91	0.85

Quarterly fluctuations in sales volumes, cash flow and working capital deficiency result primarily from production increases due to acquisitions, volumes added through the Company’s drilling program, and changes in realized commodity prices, all of which can be extremely volatile.
Volume increases have occurred primarily though the Company’s drilling program in Oklahoma.
CAPITAL EXPENDITURES

	Three months ended December 31,			Year ended December 31,
	2008	2007	%Change	2008	2007	% Change

Land and rentals	$2,083,877	$(20,560)	10,236%	$3,132,210	$(118,963)	2,733%
Seismic	70,088	(51)	100%	70,088	10,234	585%
Drilling and completions	14,494,052	10,884,227	33%	45,857,054	36,998,997	24%
Equipment and facilities	5,428,516	4,150,974	31%	20,399,707	11,801,375	73%
Other assets	201,633	108,271	86%	380,269	144,320	163%

	22,278,165	15,122,861	47%	69,839,327	48,835,963	43%
Property disposals	—	—	—	(28,249,927)	—	(100%)

	26,984,708	15,122,861	73%	41,589,400	48,835,963	—
Assets under capital lease	4,108,380	5,528,910	(26%)	14,176,355	7,190,881	97%

Total	$26,386,545	$20,651,771	28%	$55,765,755	$56,026,844	—

Total capital expenditures for the year ended December 31, 2008 were $55.8 million compared to $56.0 million for the year ended December 31, 2007, representing a slight decrease of $0.3 million or 0.5%. The decrease is the result of the Company completing a sale of its non-core assets in New Mexico for net proceeds of $28.25 million on May 22, 2008.
During 2008, the Company drilled 30 wells in Oklahoma, including three salt water disposal wells, and brought 30 wells on production. In 2007, 31 wells were drilled (24 in Oklahoma and 7 in New Mexico) and 29 wells brought on production (21 in Oklahoma and 8 in New Mexico). Total capital expenditures were $84.0 million for the year ended December 31, 2008, compared to $55.9 million for the year ended December 31, 2007. The increase in 2008 relates to the pace and cost of drilling in Oklahoma. The Company was continuously drilling with three rigs in 2008 compared to two rigs in the first half of 2007. Also, drilling costs in Oklahoma were approximately 15% higher in 2008 versus 2007 due to industry related cost inflation.

Total capital expenditures for the three months ended December 31, 2008 were $26.4 million compared to $20.7 million for the three months ended December 31, 2007. For the three months ended December 31, 2008, the Company spent its entire developmental drilling budget in Oklahoma. The Company drilled 9 wells in Oklahoma and brought 8 wells on production compared to the three months ended December 31, 2007 where the Company drilled 8 wells in Oklahoma and brought 7 wells on production.
Capital expenditures include assets under capital lease resulting from a contract that the Company entered into during 2006 as part of its farm-in agreement. The leased assets consist of three salt water disposal wells drilled in Oklahoma as well as infrastructure for all of the wells. The lease bears interest at 12% and resulted in the capitalization of $14.1 million of additional expenditures for the year ended December 31, 2008 and $4.1 million for the three months ended December 31, 2008.
LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2008, the Company had drawn $101.8 million ($US 83.2 million) on its credit facility and had a working capital deficiency (excluding derivative contracts) of $26.2 million. No portion of the bank debt is due within the next twelve months. The Company’s ratio of net debt to annualized funds from operations, before deducting interest expense, which is based on NAPCUS’s financial statements, was 7.8 times. This is not within debt covenants established under NAPCUS’s banking facility which must not exceed 4.50. The ratio exceeded the covenant due to a basis differential between Henry Hub and reference prices used by certain pipeline utilities in Oklahoma. As at December 31, 2008 the Company was not in compliance with its debt covenants, but has received a default waiver from the bank.
On December 31, 2008, the Company had a US $200 million revolving credit facility in place with a US based banking syndicate. This facility is dependent upon continued yearly reserve additions, with current availability of $US 110 million made up of two tranches, “A” and “B”. The “A” tranche had a maturity date of January 1, 2012 with a borrowing base of $US 102 million. The “B” tranche matures on January 1, 2010, and had a borrowing base of $US 8 million.
Subsequent to December 31, 2008, the Company entered into an amended credit facility agreement (the “Amended Facility”). The Amended Facility is US $200 million revolving credit facility with a US based banking syndicate. This facility is dependent upon continued yearly reserve additions, with current availability of US $110 million which is all included in Tranche “A”. Tranche “B” which formerly had a limit of US $8 million has been retired. There is an interest rate floor on the Amended Facility of 5.5%. All other terms as disclosed in Note 7 of the consolidated financial statements remain unchanged.
In light of the rapid drop in commodity prices, the Company has undertaken to re-evaluate all the costs associated with its operations. The Company has met with all of its larger suppliers and is confident that it will be able to reduce costs such that the Company can continue to earn the rates of return on capital that have been enjoyed previously. The Company will live within its financial means. While the Company is working through these arrangements with it service providers, Petroflow is suspending its drilling efforts for a short time. Once the Company has resolved these issues, the drilling program will resume.

SHARE CAPITAL AND OPTION ACTIVITY

	As at April 22,	As at December 31,
	2009	2008	2007

Common	29,523,894	29,571,094	29,242,344
Warrants	1,692,000	1,692,000	1,692,000
Stock Options	2,882,200	2,898,600	2,476,200

At December 31, 2008, the Company had 29,571,094 common shares, 1,692,000 warrants and 2,898,600 options outstanding, compared to 29,242,344 common shares, 1,692,000 warrants and 2,476,200 options outstanding at December 31, 2007. The increase in common shares is the result of 100,000 common shares issued July 10, 2008 to Directors of the Company for compensation and issuance of 228,750 common shares on the exercise of stock options. The increase in stock options is the result of 672,000 options issued at a weighted average exercise price of $5.61. The increase in stock options is offset by the exercise of 228,750 stock options at an average weighted exercise price of $2.17 and 20,850 stock options cancelled at a weighted average exercise price of $3.21.
Petroflow has received regulatory approval under Canadian securities laws to purchase Common Shares under a Normal Course Issuer Bid. The Company is entitled to purchase, for cancellation, up to 1,829 common shares per day on or before March 31, 2009 and 1,000 common shares per day thereafter which commenced on February 6, 2009 and terminates on February 5, 2010.
As of April 22, 2009, the Company has 29,523,894 Common Shares; 1,692,000 warrants and 2,882,200 options outstanding.
CONTRACTUAL OBLIGATIONS, COMMITMENTS AND CONTINGENCIES
The Company is committed to the following payments under its operating leases for office space:

2009	$309,784
2010	230,956
2011	80,231
2012	81,086
2013	34,040

$736,097

In April 2007, the Company signed a drilling rig contract with a service provider at a rate of U.S. $22,000 per day for three years. Subsequent to year end this drilling rig was returned to the service provider. The Company has not currently received formal termination of the contract from the service provider; however, it is Management’s belief through discussions with the service provider that the contract has been terminated with no further commitment.
OFF-BALANCE SHEET ARRANGEMENTS
No off-balance sheet arrangements were entered into during the year ended December 31, 2008.
RELATED PARTY TRANSACTIONS
As at December 31, 2008, $14,000 was due to Macon Oil & Gas Corp. (“MOG”), a wholly owned subsidiary of Macon Resources Ltd. (which is a related party by virtue of its ownership of greater than 10% of the Company’s shares) as operator of one of the Company’s producing properties. Additionally, $195,000 is owed by the Company to MOG in respect of a bank loan in which MOG is the borrower of record with the bank. MOG is charging the Company interest equal to its rate of interest (prime plus 1%), and the loan is secured by the property.
As at December 31, 2008, $470,000 was due to the Company by a joint interest partner in which a director of the Company has an interest.
For the year ended December 31, 2008, legal fees totalling $553,000 compared to $334,000 for the year ended December 31, 2007 were charged to the Company by the Company’s legal counsel where a director of the Company is a partner in the law firm.
For the year ended December 31, 2008, $65,000 compared to $39,000 was charged to the Company by a director of the Company for services rendered.
All transactions with related parties were recorded at exchange amounts and were incurred in the normal course of business.
CRITICAL ACCOUNTING ESTIMATES
The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to make judgments, assumptions and estimates that have a significant impact on the financial results of the Company. The Company’s management reviews its estimates regularly, but new information and changed circumstances may result in actual results or changes to estimated amounts that may differ materially from current estimates. Petroflow’s accounting policies are summarized in Note 1 to the December 31, 2008 consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company’s financial results:
Oil and natural gas reserves
Under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), “proved” reserves are those reserves that can be estimated with a high degree of certainty to be recoverable (it is possible that the actual remaining quantities recovered will exceed the estimated proved reserves). In accordance with this definition, the level of certainty targeted by the reporting company should result in at least a 90 percent probability at a company aggregate level that the quantities actually recovered will equal or exceed the estimated reserves. There was no such consideration of probability under previous reporting rules. In the case of “probable” reserves, which are less certain to be recovered than proved reserves, NI 51-101 states that it must be equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable (“P+P”) reserves. As for certainty, in order to report reserves as P+P, the reporting company must believe that there is at least a 50 percent probability at a company aggregate level that the quantities actually recovered will equal or exceed the sum of the estimated P+P reserves. The implementation of NI 51-101 has resulted in a more rigorous and uniform standardization of reserve evaluation.
The oil and gas reserve estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, reservoir performance or a change in Petroflow’s plans. The effect of changes in proved oil and gas reserves on the financial results and position of Petroflow is described under the heading “Impairment of Property, Plant and Equipment”.
Depletion and depreciation
Petroflow uses the full cost method of accounting for exploration and development activities. In accordance with this method of accounting, all costs associated with exploration and developments are capitalized whether or not the activities funded were successful. The aggregate of net capitalized costs and estimated future development costs is amortized using the unit of production method on estimated proved oil and gas reserves. An increase in estimated proved oil and gas reserves would result in a corresponding reduction in depletion expense. A decrease in estimated future development costs would result in a corresponding reduction in depletion expense.
Impairment of property, plant & equipment
Petroflow is required to review the carrying value of all property, plant and equipment, including the carrying value of oil and gas assets, for potential impairment. Impairment is indicated if the carrying value of the long-lived oil and gas asset is not recoverable by the future undiscounted cash flows. If impairment is indicated, the amount by which the carrying value exceeds the estimated fair value of the property, plant and equipment is charged to net income. The cash flows used in the impairment assessment require management to make assumptions and estimates about recoverable reserves (see Oil and natural gas reserves), future commodity prices and operating costs. Changes in any of the assumptions, such as downward revision in reserves, a decrease in future commodity prices, or an increase in operating costs could result in an impairment of an asset’s carrying value.
Asset retirement obligation
Petroflow is required to recognize and measure liabilities associated with capital assets. A liability is recognized equal to the discounted fair value of the obligations in the period in which the asset is recorded with an equal offset to the carrying amount of the asset. The liability then accretes to its fair value with the passage of time. Management is required to estimate the timing and future costs to settle liabilities. Changes in the estimated future costs, the timing of these costs, and the discount rate will impact the liability, related asset and expense. Actual expenditures incurred are charged against the accumulated obligation.
Fair value of derivative instruments
Petroflow utilizes financial derivatives to manage market risk. The purpose of the instrument is to provide an element of stability to Petroflow’s cash flow in a volatile environment and not for speculative purposes. Petroflow recognizes the fair value of derivative contracts by recording the value using the mark-to-market method of accounting whereby instruments are recorded in the consolidated balance sheet as either an asset or liability with the change in fair value recognized in net income of the period. The fair value of the derivative contracts is based on forward commodity prices. The estimated fair value of financial assets and liabilities by their nature are subject to measurement uncertainty.
Stock-based compensation
The Company’s Stock Option Plan provides for granting of stock options to directors, officers and employees. The Company uses the fair value method for valuing stock option grants. Compensation costs attributed to share options granted are measured at fair value at the grant date and expensed over the expected exercise time-frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.
Income taxes
The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from the liability estimated or recorded.
Other estimates
The accrual method of accounting requires management to include estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received; and estimates on capital projects which are in progress where actual costs have not been received at a specific reporting date.

NEW ACCOUNTING POLICIES
On January 1, 2008, the Company prospectively adopted CICA Section 1535 Capital Disclosures issued by the “AcSB. This Section establishes standards for disclosing information about an entity’s objectives, policies and processes for managing its capital structure. In addition, disclosures include whether companies have complied with externally composed capital requirements.
On January 1, 2008, the Company prospectively adopted the following new standards issued by the AcSB: Financial Instruments — Disclosure (Section 3862) and Financial Instruments — Presentation (Section 3863). These accounting standards replaced Financial Instruments — Disclosure and Presentation (Section 3861). The disclosures required by Section 3862 provide additional information on the risks associated with our financial instruments and how we manage those risks.
FUTURE ACCOUNTING CHANGES
The CICA issued new accounting standards: Section 1535, Capital Disclosures, Section 3862 In February 2008, the AcSB issued Section 3064, Goodwill and Intangible Assets and amended Section 1000, Financial Statement Concepts clarifying the criteria for the recognition of assets, intangible assets and internal developed intangible assets. Items that no longer meet the definition of an asset are no longer recognized with assets. The standard is effective for fiscal years beginning on or after October 1, 2008 and early adoption is permitted. The Company is currently evaluating the impact these sections may have on its results of operations and financial position.
The CICA issued three new accounting standards in January 2009; section 1582, Business Combinations, section 1601, Consolidated Financial Statements, and section 1602, Non-controlling interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards. Section 1582 replaces section 1581, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to US GAAP, SFAS 141(R) — Business Combinations which replaces SFAS 141 (see note 21). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace 1600 - Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of US GAAP - Non-controlling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51” (see note 21).
Effective January 1, 2009, the Company will elect to report its consolidated financial statements in conformity with U.S. GAAP and adopt the U.S. dollar as its reporting currency as its primary reporting standard for the presentation of its consolidated financial statements in order to enhance its communications with its shareholders, improve comparability of financial information with its competitors and peer group, and promote a common financial language within Petroflow.
Management’s Report on Internal Control over Financial Reporting
In connection with Exemption Orders issued in November 2007 and revised in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company will file a Venture Issuer Basic Certificate with respect to the financial information contained in the unaudited interim financial statements and the audited annual financial statements and respective accompanying Management’s Discussion and Analysis.

In contrast to the certificate under National Instrument (“NI”) 52-109 (Certification of Disclosure in Issuer’s Annual and Interim Filings), the Venture Issuer Basic Certification includes a ‘Note to Reader’ stating that the CEO and CFO do not make any representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109.
BUSINESS RISKS AND RISK MANAGEMENT
The long-term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Petroflow attempts to reduce risk in accomplishing these goals through the combination of hiring experienced and knowledgeable personnel and careful evaluation of oil and natural gas acquisitions, exploration and development opportunities.
Most of the Company’s capital program is developmental in nature and has focused on areas where positive production results have already been achieved. The primary risk related to such a strategy is the economic recovery of reserves, rather than whether or not reserves exist. The Company manages this risk by evaluating the risk-reward trade-off and by applying a high degree of technical expertise to its exploitation efforts. The Company is the operator of the drilling and completion activities in the Oklahoma property, which provides a measure of control over the timing and location of capital expenditures. In addition, the Company monitors capital spending on an ongoing and regular basis so that the Company maintains liquidity and can anticipate its future financial resource requirements.
The global financial and economic crisis which developed in late 2008 has increased the risk associated with timely access to capital debt and banking markets and the current market instability may have an impact on the Company’s ability to borrow in the capital debt markets at acceptable rates.
On April 8, 2009, Guaranty Financial Group Inc., a member of the Company’s banking syndicate announced that it and its wholly-owned subsidiary, Guaranty Bank (collectively “Guaranty”) had consented to the issuance of an Order to Cease and Desist (the “Order”) by the Office of Thrift Supervision in the United States. Under the Order, Guaranty has until May 21, 2009 to raise additional capital or it will agree to consent to a merger with another bank or enter into a voluntary liquidation. Management has been advised that the terms of the Order have no direct impact on Guaranty’s lending relationship with the Company. Accordingly, management of the Company does not anticipate that the Order will have any effect on the terms of its Amended Facility with the banking syndicate.
The financial capability of the Company’s partners can pose a risk to the Company, particularly when the Company is not the operator and during periods when access to capital is more challenging and prices are depressed. The Company attempts to mitigate this risk by cultivating multiple business relationships and being actively involved in the operations of all non-operated properties.
Commodity price fluctuations pose a significant risk to the Company, and management monitors these on an ongoing basis. External factors beyond the Company’s control significantly affect the price of the natural gas and oil and natural gas liquids produced. The Company has entered into certain financial commodity contracts to help mitigate these fluctuations.
The Company has selected the appropriate personnel to monitor operations and has automated field information systems in place, where possible, so that difficulties and operational issues can be assessed and dealt with on a timely basis, and so that production can be maximized. Not all operational issues are within the Company’s control. Management will address them nonetheless, and attempt to implement solutions which may be, by their nature, longer term.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, and spills, each of which could result in damage to wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, the Company insures against most of these risks (although not all such risks are insurable). The Company maintains liability insurance in an amount that it considers consistent with industry practice; although the nature of these risks is such that liabilities could potentially exceed policy limits. The Company also reduces risk by operating a large percentage of its drilling. As such, the Company has control over the quality of work performed and the personnel involved.
The Company anticipates making substantial capital expenditures in the future for the exploration, development, acquisition and production of oil and natural gas reserves. If the Company’s revenues or reserves decline significantly, it may have limited ability to expend or acquire the capital necessary to implement future drilling programs. There can be no assurance that debt or equity financing will be available. The Company mitigates this risk by monitoring expenditures, operations and results of operations to manage available capital effectively.
All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, state, provincial and local laws and regulations. Environmental laws and regulatory initiatives impact Petroflow financially and operationally. The Company may incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, the Company may be required to incur significant costs to comply with the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change.
FUTURE PROSPECTS
Petroflow has undertaken an analysis of its drilling costs in light of the rapid drop in commodity prices for gas, natural gas liquids and oil to historically low levels. The Company has engaged in extensive discussions with its vendors for the purpose of identifying the level of capital costs that will provide Petroflow with an acceptable go-forward return on its invested capital.
The Company is confident that it will be able to reduce costs such that it can continue to earn competitive rates of return. There remain many economically viable drilling locations in the Hunton Resource Play, even at currently depressed prices. The Company will also live within its financial means. While working through these discussions with service providers, Petroflow has temporarily suspended drilling efforts. Once these issues are resolved, Petroflow will resume its drilling program.
Petroflow anticipates cost savings on drilling to be realized based on a combination of dramatically lower steel prices, lower fuel input prices, more competitive drilling prices and utilization of previously purchased equipment which can be transferred to future wells. Overall drilling costs could decline as much as 40% per well in 2009 as compared to 2008. The pause in drilling will also provide for additional de-watering time, which will allow the Company to connect a greater number of wells to existing water disposal facilities and will also enable its working interest partner to line up a greater inventory of drilling locations.